SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ♦*

HAIPING LI *

RORY MCALPINE ♦

JONATHAN B. STONE *

PALOMA P. WANG

♦ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN'S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE
July 31, 2020	TOKYO TORONTO

VIA EDGAR

Ms. Pam Howell

Ms. Erin E. Martin

Mr. Howard Efron

Ms. Shannon Menjivar

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                 KE Holdings Inc. (CIK No. 0001809587)

Registration Statement on Form F-1 (File No. 333-240068)

Dear Ms. Howell, Ms. Martin, Mr. Efron and Ms. Menjivar:

On behalf of our client, KE Holdings Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 1 to the Company’s registration statement on Form F-1 (“Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

The Company has updated the Registration Statement to (i) include its unaudited condensed consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2019 and 2020 and (ii) reflect other recent developments.

To facilitate the Staff’s review, we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on July 24, 2020, and two copies of the filed exhibits.

The Company respectfully advises the Staff that it plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about August 7, 2020, and to launch the road show for the offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures.

cc:                                Hui Zuo, Chairman of the Board of Directors, KE Holdings Inc.

Yongdong Peng, Executive Director and Chief Executive Officer, KE Holdings Inc.

Tao Xu, Executive Director and Chief Financial Officer, KE Holdings Inc.

Amanda Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Esq., Partner, Davis Polk & Wardwell LLP

Howard Zhang, Esq., Partner, Davis Polk & Wardwell LLP